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                            September 29, 2023

       Robert McBey
       Chief Executive Officer
       Calculator New Pubco, Inc.
       4221 W. Boy Scout Blvd.
       Suite 300
       Tampa, FL 33607

                                                        Re: Calculator New
Pubco, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed September 26,
2023
                                                            File No. 333-271665

       Dear Robert McBey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2023 letter.

       Amended S-4 filed September 26, 2023

       Risks Relating to Wilson-Davis' Business and Industry
       Wilson-Davis will need to obtain additional capital to meet increased excess, page 51

   1. We note your disclosure that Wilson-Davis will be required to have excess net capital of at least $10.0 million
as of October 2023. Please revise your disclosures here and
                                                        elsewhere, such as the
Liquidity and Capital Resources discussion beginning on page
                                                        210, for the following:
                                                            Disclose the actual
day / date in October 2023 when the requirements become
                                                             effective for
Wilson-Davis.
                                                            Revise to provide a
clear and explicit update on your plans and expectations to
 Robert McBey
Calculator New Pubco, Inc.
September 29, 2023
Page 2
              comply with these capital requirements when they become effective. For example, disclose if Wilson-Davis is expected to increase excess net capital by either retaining earnings or infusing external capital by the October 2023 date and specifically how.
                To the extent that the increase to excess net capital is based on infusing external capital, include a discussion of the contractual terms of that arrangement.
Unaudited Prospective Financial Information of the Company, page 110

2. We note your added disclosure in response to our prior comment 1 that the growth of clearing services for introducing broker customers is used in your projections and is expected to be a key driver to meet your revenue projections, with such clearing services projected to provide nearly 35% of Year 5 revenues. Please also include disclosure accompanying the projections explaining the risk that in order to continue the clearing services part of the business, Wilson-Davis will need to obtain additional capital.
         Additionally, please include disclosure in this section discussing the applicable projections and what assumptions regarding your clearing services were used in preparing the projections, and how failure to meet the increased capital requirements needed to continue with the clearing services may affect the projections. In this regard, clarify if the continued operation and growth in the business area of clearing services for introducing broker customers was an assumption made in the projections. Quantify what amount or percentage of revenue this aspect of the business was projected to produce for each year of the projections that are provided, to the extent applicable and practicable. Please include this information for your combined projections as well as the Wilson-Davis specific revenue projections discussed under "Wilson-Davis," starting at page
114.
Recommendation of the Quantum Board, page 119

3. Please disclose if the Quantum Board is aware of and has considered the risk of Wilson-
       Davis not being able to continue its clearing services for introducing broker customers and how that may impact the projections and underlying assumptions. Please clarify if the board has considered this risk in making its recommendation to shareholders to approve
FirstName LastNameRobert McBey
       the transaction. Alternatively, if the board has not considered this, please explain why the
Comapany
       boardNameCalculator
              did not considerNew
                               this Pubco,
                                    risk butInc.
                                             are able to still make an
evaluation of the
       reasonableness
September               of the
            29, 2023 Page   2 projections in making its recommendation.
FirstName LastName
 Robert McBey
FirstName  LastNameRobert
Calculator New  Pubco, Inc. McBey
Comapany 29,
September  NameCalculator
               2023        New Pubco, Inc.
September
Page 3     29, 2023 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements
(D), page 166

4. We note your description of pro forma adjustment D states that it is derived from the unaudited consolidated statements of operations of Quantum for the three months ended
         March 31, 2023. Given that the pro forma information is for the six months ended June
         30, 2023, please explain why this information is derived from the three months ended
         March 31, 2023 or revise to the clarify and identify the appropriate financial statement period that the information is based upon.
Note 4 - Pro Forma Income (Loss) per Share, page 167

5. We note your table on page 168 appears to present pro forma combined information for the year ended June 30, 2023. However, it appears the information and amounts presented are for the six months ended June 30, 2023 rather than for the year ended June 30,
         2023. Please revise the column headers of the table on page 168 to refer to the correct periods, or advise.
       You may contact Lory Empie at (202) 551-3714 or Robert Klein at (202) 551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Susan Block at (202) 551-3210 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      Jason Simon